EFT Holdings, Inc.

Suite 300

17800 Castleton Street

City of Industry, CA 91748

May 19, 2014

Jennifer Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	EFT Holdings, Inc.
Item 4.01 Form 8-K
Filed May 13, 2014
File No. 000-53730

Dear Ms. Thompson,

On behalf of EFT Holdings, Inc. (“EFT” or the “Company”), I hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) set forth in the Staff’s letter dated May 14, 2014 with respect to the Company’s Current Report on Form 8-K in relation to Item 4.01 Changes in the Company’s Certifying Accountant, as filed with the Commission on May 13, 2014 (the “Original Form 8-K”).

Concurrently herewith, the Company is filing an amendment to the Original Form 8-K (the “Form 8-K/A”) reflecting the Company’s responses to the Staff’s comments.

The Company hereby confirms that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, the Staff’s comments are included and are followed by the responses of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Item 4.01 Form 8-K Filed May 13, 2014

1. Please amend your Form 8-K to disclose whether during the years ended March 31, 2014 and 2013 and any subsequent interim period through the date of engagement you consulted with Paritz & Company, P.A. (Paritz) regarding (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by Paritz, in either case where written or oral advice provided by Paritz would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and your former auditor, or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.

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EFT’s Response

The Company has amended the Original Form 8-K filed with the Commission on May 13, 2014 and has filed the Form 8-K/A in response to the Staff’s comments.

2. Unless your amended Form 8-K includes solely the disclosures related to your engagement of Paritz please file an updated Exhibit 16 letter from Anderson Bradshaw with your amended Form 8-K. Additionally, if you meet the criteria in Item 304(a)(2)(ii)(D), please file an Exhibit 16 letter from Paritz.

EFT’s Response

An updated letter from Anderson Bradshaw has been filed as Exhibit 16.1 to the Form 8-K/A. Additionally, the Company does not meet the criteria in Item 304(a)(2)(ii)(D) and therefore a letter from Paritz is not required to be filed with the Form 8-K/A.

Please contact me at (626) 581-3335 should you have any questions about this letter.

Thank you for your attention to our filing.

Sincerely,

EFT Holdings, Inc.

By:	/s/ William E. Sluss
William E. Sluss
Chief Financial Officer

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